SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH, D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jackson & Smith Investment Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 West Main Avenue
(No. and Street)

Gastonia (City) North Carolina (State) 28052 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Smith, Member 704-865-9546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCannon, Rogers, Driscoll & Associates,L.L.P.
(Name – *if individual, state last, first, middle name*)

P.O. Box 339 (Address) Gastonia (City) North Carolina (State) 28053

PROCESSED MAY 18 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jackson & Smith Investment Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Member

Title

Notary Public 12-20-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~[illegible]~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

FINANCIAL REPORT

December 31, 2005

CONTENTS

McCANNON • ROGERS • DRISCOLL
& ASSOCIATES, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

PARTNERS:

DAVID R. ROGERS, CPA
STEPHEN B. DRISCOLL, CPA, CFP
RANDY G. BOYD, CPA

ASSOCIATES:
M. ANN DAWSON

INDEPENDENT AUDITOR'S REPORT

The Members
Jackson & Smith Investment Securities, LLC
Gastonia, North Carolina

We have audited the accompanying statement of financial condition of Jackson & Smith Investment Securities, L.L.C. as of December 31, 2005 and the related statements of income and changes in members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Jackson & Smith Investment Securities, L.L.C. as of December 31, 2004 were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 21, 2005.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson & Smith Investment Securities, LLC as of December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McCannon, Rogers, Driscoll & Associates, L.L.P.

Gastonia, North Carolina
January 18, 2006

227 WEST THIRD AVENUE • P.O. BOX 339 • GASTONIA, NC 28053-0339 • TELEPHONE: 704-867-0264 • FAX: 704-867-7014

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS	2005	2004
CURRENT ASSETS		
Cash and cash equivalents	$ 23,153	$ 11,944
Cash deposited with clearing agent	15,000	15,000
Commissions receivable	6,474	19,895
Marketable securities owned, at market value	451,288	448,646
Prepaid expenses	3,812	4,448
Equipment, at cost less accumulated depreciation of $146,201 in 2005; $136,606 in 2004	18,016	27,612
Leasehold improvements, at cost less accumulated depreciation of $7,665 in 2005; $7,287 in 2004	463	841
Other assets	10,800	10,800
	$ 529,006	$ 539,186

LIABILITIES AND MEMBERS' CAPITAL	2005	2004
Notes payable	$ 4,468	$ 19,871
Accounts payable and accrued expenses	650	1,118
Total current liabilities	5,118	20,989
Members' capital	523,888	518,197
	$ 529,006	$ 539,186

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

STATEMENTS OF INCOME AND CHANGES IN MEMBERS' CAPITAL
Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Commissions	$ 155,865	$ 181,006
Net unrealized and realized gains on securities	17,903	71,532
Interest and dividends	15,870	15,705
Total revenue	189,638	268,243
Expenses		
Employee compensation and benefits	110,489	112,680
Occupancy	18,276	18,977
Depreciation	9,973	9,942
Taxes, other than income	4,911	2,562
Other operating expenses	40,298	40,815
Total expenses	183,947	184,976
Net income	5,691	83,267
Members' capital		
Beginning of year	518,197	434,930
End of year	$ 523,888	$ 518,197

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 5,691	$ 83,267
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,973	9,942
Change in net unrealized gains on securities	(17,246)	(69,025)
Net realized gains on securities	(657)	(2,507)
Change in operating assets and liabilities		
Commissions receivable	13,421	(3,801)
Prepaid expenses	636	(1,134)
Accounts payable and accrued expenses	(471)	(2,491)
Net cash provided by operating activities	11,347	14,251
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of securities	30,264	30,398
Purchases of securities	(15,000)	-
Purchases of property and equipment	-	(20,000)
Net cash provided by investing activities	15,264	10,398
NET CASH FLOWS USED IN FINANCING ACTIVITIES		
Repayments of debt	(15,402)	(48,403)
Net increase (decrease) in cash and cash equivalents	11,209	(23,754)
Cash and cash equivalents:		
Beginning	11,944	35,698
Ending	$ 23,153	$ 11,944

See notes to financial statements.

JACKSON & SMITH INVESTMENT SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2005

Note A - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Jackson & Smith Investment Securities, L.L.C. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a fully disclosed firm and executes general securities transactions for customers located principally in Gaston County, North Carolina and surrounding areas. The Company uses Stern, Agee & Leach, Inc. for completing all transactions.

Jackson & Smith Investment Securities, L.L.C. is a North Carolina Limited Liability Company. The duration of the L.L.C. is set to expire no later than December 31, 2046. Members are not ultimately liable for any debts of the Company, losses of capital, nor for the losses of profits. Transfers of members' interests are limited to certain conditions as specified in the Company's operating agreement.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

Marketable securities consist of corporate stocks and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Proprietary securities transactions and any related gains or losses are recognized on the trade date.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using the straight-line method. The costs of major improvements are capitalized, while the costs of maintenance and repairs, which do not improve or extend the life of the respective asset, are expensed when incurred. The cost and accumulated depreciation of property are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005

Note A - Nature of Business and Summary of Significant Accounting Policies - Continued

Commissions Receivable

In the customary course of business, the Company earns commissions related to the execution of customer trades. Not all commissions are collected in the period in which they are earned. Accordingly, amounts earned but not collected are reflected as commissions receivable. Management considers the need for an allowance for bad debts. In assessing the need for an allowance for bad debts management considers the nature of the receivables, past experience, current economic conditions, and other risks inherent in the receivable portfolio. Based upon these factors, management has determined there is not a need for an allowance for doubtful accounts as at December 31, 2005 and 2004.

Note B - Related party Transactions

The Company rented office space on a month-to-month lease from a member. Total rent paid to the member amounted to $7,500 for the years ended December 31, 2005 and 2004, respectively.

Note C - Income Taxes

Limited liability corporations (L.L.C.'s) are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the financial statements of Jackson & Smith Investments Securities, I.L.C.

Note D - Notes Payable

Notes payable at December 31 consist of the following:

	2005	2004
Line of credit maximum available borrowings $225,000, collateralized by securities with a market value at December 31, 2005 of approximately $393,800 and approximately $394,000 at December 31, 2004, interest due quarterly at the prime rate as published in the Wall Street Journal (7.25% and 5.25% at December 31, 2005 and 2004, respectively).	$ -	$ 10,000
Installment loan secured by Company automobile payable in monthly installments of $450 with scheduled maturity of November 2006 at zero interest rate.	4,468	9,781
	$ 4,468	$ 19,871

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2005

Note E - Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital ($100,000) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio were as follows:

	2005	2004
Net capital	$ 340,305	$ 355,216
Net capital ratio (ratio of indebtedness to capital)	.02 to 1	.06 to 1

Note F - Part I, Form X-17a-5

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

Note G - Focus Report

A tabulation of reconciling items to agree the Company's net capital computation as presented in Part IIA of Form X-175A-5 follows:

	2005	2004
Net capital as reported in the Company's Part IIA and part II (unaudited) FOCUS report	$ 337,661	$ 350,914
Net increase (decrease) in allowable assets	2,644	4,302
Net capital as presented in Note E	$ 340,305	$ 355,216

Note H - Subordinated Liabilities

The Company had no subordinated liabilities at December 31, 2005 and 2004, respectively.

Note I - Supplemental Cash Flow Information

Amounts paid for interest expense totaled $42 and $958 for the years ended December 31, 2005 and 2004, respectively.

Note J - Concentrations of Credit Risk and other Business Concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions, and individuals. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is management's policy to review, as necessary, the credit standing of each counterparty.

Additionally, the Company places its cash and cash equivalents on deposit with a North Carolina financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. From time to time, the Company may have balances on deposit in excess of the FDIC insured limits.

The Company's principal customer base consists of residents of Gaston and surrounding North Carolina counties. The limited geographic diversity of the Company's customer base exposes it to additional business concentrations.

OTHER FINANCIAL INFORMATION

McCANNON • ROGERS • DRISCOLL
& ASSOCIATES, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

PARTNERS:

DAVID R. ROGERS, CPA
STEPHEN B. DRISCOLL, CPA, CFP
RANDY G. BOYD, CPA

ASSOCIATES:
M. ANN DAWSON

AUDITORS REPORT
ON OTHER FINANCIAL INFORMATION

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

We have audited the accompanying other financial information of Jackson & Smith Investment Securities, L.L.C. as of and for the year ended December 31, 2005 and have issued our report thereon dated January 18, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying other financial information on pages ten through thirteen is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is other financial information required by Rule 17a-5 of the Securities and Exchange Commission. The other financial information for the year ended December 31, 2005 has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The other financial information for the year ended December 31, 2004 was audited by other auditors whose report; dated January 21, 2005, expressed an unqualified opinion on such information in relation to the basis financial statements taken as a whole.

McCannon, Rogers, Driscoll + Associates, L.L.P.

Gastonia, North Carolina
January 18, 2006

227 WEST THIRD AVENUE • PO BOX 339 • GASTONIA, NC 28053-0339 • TELEPHONE: 704-867-0264 • FAX: 704-867-7014

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

COMPUTATION OF NET CAPITAL AND NET CAPITAL RATIO
Years Ended December 31, 2005 and 2004

Rule 15c3-1

	2005	2004
Members' capital	$ 523,888	$ 518,197
Less		
Prepaid expenses	3,812	4,448
Equipment and real estate at cost, net of accumulated depreciation	18,479	28,453
Other long-term investment	10,800	10,800
Securities not readily marketable	35,458	-
Specified percentage reduction in market value of securities in Company trading and investment accounts	62,794	67,297
Discount on concentrated portion	52,240	51,983
	183,583	162,981
Net capital	$ 340,305	$ 355,216
Aggregate indebtedness	$ 5,116	$ 20,989
Ratio of indebtedness to capital	.02 to 1	.06 to 1

JACKSON & SMITH INVESTMENT SECURITIES, L.L.C.

MATERIAL INADEQUACIES – RULE 17a-5(j)
Years Ended December 31, 2005 and 2004

Material Inadequacy	Corrective Action taken or Proposed
None	Not applicable

McCANNON • ROGERS • DRISCOLL
& ASSOCIATES, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS

PARTNERS:
DAVID R. ROGERS, CPA
STEPHEN B. DRISCOLL, CPA, CFP
RANDY G. BOYD, CPA

ASSOCIATES:
M. ANN DAWSON

REQUIRED ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Members
Jackson & Smith Investment Securities, L.L.C.
Gastonia, North Carolina

In planning and performing our audit of the financial statements of Jackson & Smith Investment Securities, L.L.C. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by Jackson & Smith Investment Securities, L.L.C. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company on any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recording of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

227 WEST THIRD AVENUE • PO BOX 339 • GASTONIA, NC 28053-0339 • TELEPHONE: 704-867-0264 • FAX: 704-867-7014

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of the Company's member-managers, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey, Rogers, Driscoll + Associates, L.L.P.

Gastonia, North Carolina
January 18, 2006